Filed by General Motors Corporation
                                   Subject Company - General Motors Corporation
                                             and Hughes Electronics Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 001-00143


                 SATELLITE NEWSFEED: TUESDAY, FEBRUARY 26, 2002

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                           Merged EchoStar and Hughes
                      Will Deliver Local Broadcast Channels
                       To All 210 U.S. Television Markets

(February 26, 2002 - Washington, D.C.) Watching television is easily one of the great American past times and until D.B.S. (or Direct Broadcast Satellite) was introduced, cable was the only option for multi-channel programming. The only catch is, 42 million homes and thousands of communities can't get their local TV stations via D.B.S. That all may change real soon if the federal government approves it.

This morning , EchoStar Communications and Hughes Electronics, parent companies of Dish Network and DirecTV D.B.S. services, which announced a proposed merger late last year, announced they have filed an application with the Federal Communications Commission to launch and operate a new satellite. This will allow them to deliver local broadcast channels in all 210 television markets throughout the United States. Currently, local channels delivered by satellite are only available in 42 of these markets.

The new satellite will work in concert with four other DirecTV and EchoStar spacecraft in three orbital slots. This, combined with efficiencies gained through the merger, will make it possible to deliver local channels to every household in every television market in the country, including rural and under-served areas. The combined company will also bridge the proverbial digital divide by offering affordable high-speed satellite internet access to people in every market in the country. People living in rural areas, who do not now have access to DSL and cable modems, will soon have access to high-speed Internet service via satellite and at affordable rates.

The delivery of local channels in 210 markets is contingent upon the proposed Hughes-EchoStar merger receiving approvals from the Federal Communications Commission and the Department of Justice, as well as the successful launch of the new spot-beam satellite. Only if this proposed merger is approved, will households in small and rural television markets in every state finally have a competitive alternative to Cable Operators who have had virtual local monopolies on service.

B-ROLL FOOTAGE INCLUDES: Satellite in space animation, rocket launch, installation of DBS in home, family and various people watching television and on the internet, homes in rural areas, soundbites with: Jack Shaw, President and CEO, Hughes Electronics; Charlie Ergen, Chairman, CEO, Echostar; Eddy Hartenstein, Chairman, CEO, DirecTV.

SATELLITE COORDINATES:     Tuesday, February 26, 2002
                           C-band, Galaxy 11, Transponder 8, 3860 (V)

                           Feed: 9:30AM EST (6:30 AM PST)
                           Re-Feed: 2:00PM EST (11:00AM PST)

    FOR MORE INFO, CONTACT: Richard Dore, HUGHES ELECTRONICS, (310) 662-9670

DISH Network is a trademark of EchoStar Communications Corporation. DISH Network is EchoStar's state-of-the-art direct broadcast satellite TV system that is capable of offering over 500 channels of digital video and CD-quality audio programming, as well as advanced satellite TV receiver hardware and installation. EchoStar is included in the Nasdaq-100 Index (NDX). DISH Network currently serves over 6.43 million customers. For more information, contact 1-800/333-DISH (3474) or visit www.dishnetwork.com.

DIRECTV is the nation's leading digital satellite television service provider with more than 10.7 million customers. DIRECTV and the Cyclone Design logo are registered trademarks of DIRECTV, Inc., a unit of Hughes Electronics Corporation. HUGHES is the world's leading provider of digital television entertainment, broadband services, satellite-based private business networks, and global video and data broadcasting. The earnings of HUGHES, a unit of General Motors Corporation, are used to calculate the earnings per share attributable to the General Motors Class H common stock (NYSE: GMH). Visit DIRECTV on the World Wide Web at www.DIRECTV.com.

In connection with the proposed transactions, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and EchoStar Communications Corporation ("EchoStar") intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from General Motors. Such documents are not currently available.

General Motors and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes, EchoStar, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all;
(3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.




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